The Lion Electric Company
Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Directors of
The Lion Electric Company

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of The Lion Electric Company (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

Montréal, Canada
February 24, 2022

The Lion Electric Company
Consolidated Statements of Financial Position
As at December 31, 2021 and December 31, 2020
(In US dollars)

	Notes	December 31, 2021	December 31, 2020
		$	$
ASSETS
Current
Cash		241,702,030	—
Accounts receivable	5	37,899,085	18,505,072
Inventories	6	115,978,979	38,073,303
Prepaid expenses		5,440,461	1,078,148
Current assets		401,020,555	57,656,523
Non-current
Property, plant and equipment	7	32,668,158	5,446,807
Right-of-use assets	8	60,902,362	7,498,724
Intangible assets	9	81,899,830	42,090,843
Contract asset	13	14,113,415	14,327,709
Non-current assets		189,583,765	69,364,083
Total assets		590,604,320	127,020,606

LIABILITIES
Current
Bank indebtedness		—	91,076
Trade and other payables	12	40,409,565	12,404,614
Current portion of share-based compensation liability	15	—	35,573,558
Current portion of long-term debt and other debts	11	13,015,584	55,342,183
Current portion of lease liabilities	8	7,728,923	1,814,635
Current liabilities		61,154,072	105,226,066
Non-current
Share-based compensation liability	15	—	35,126,025
Long-term debt and other debts	11	62,086	118,539
Convertible debt instruments	16	—	18,866,890
Lease liabilities	8	54,480,394	5,904,473
Share warrant obligations	13	106,225,934	31,549,033
Common shares, retractable	4, 22	—	25,855,509
Non-current liabilities		160,768,414	117,420,469
Total liabilities		221,922,486	222,646,535
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital		418,709,160	32,562,541
Conversion options on convertible debt instruments, net of tax	16	—	1,472,520
Contributed surplus		122,637,796	—
Deficit		(169,755,726)	(126,430,406)
Cumulative translation adjustment		(2,909,396)	(3,230,584)
Total shareholders' equity (deficiency)		368,681,834	(95,625,929)
Total shareholders' equity (deficiency) and liabilities		590,604,320	127,020,606

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Loss and Comprehensive loss
For the years ended December 31, 2021, 2020 and 2019
(In US dollars)

	Notes	December 31, 2021	December 31, 2020	December 31, 2019
		$	$	$
Revenue	23	57,710,204	23,422,623	30,862,476
Cost of sales		57,664,749	20,277,309	20,777,779
Gross profit		45,455	3,145,314	10,084,697

Administrative expenses	14,15	78,422,622	59,941,972	2,936,013
Selling expenses	14,15	27,719,888	15,721,328	5,892,146
Transaction costs	4	13,654,851	—	—
Other		—	—	132,732
Operating income (loss)		(119,751,906)	(72,517,986)	1,123,806

Finance costs	17	8,332,477	8,667,405	4,112,475
Foreign exchange loss (gain)		1,036,840	(681,194)	78,663
Change in fair value of share warrant obligations	13	(85,795,903)	16,847,470	—
Loss before income taxes		(43,325,320)	(97,351,667)	(3,067,332)
Income taxes	18	—	—	4,000
Net loss		(43,325,320)	(97,351,667)	(3,071,332)
Other comprehensive income (loss)
Item that will be subsequently reclassified to net loss
Foreign currency translation adjustment		321,188	(4,630,873)	234,375
Comprehensive loss		(43,004,132)	(101,982,540)	(2,836,957)

Loss per share
Basic loss per share	19	(0.27)	(0.88)	(0.03)
Diluted loss per share	19	(0.27)	(0.88)	(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Changes in Equity
For the years ended December 31, 2021, 2020, and 2019
(In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Conversion options	Deficit	Cumulative translation adjustment	Total equity (deficiency)
			$	$	$	$	$	$
Balance at January 1, 2021		110,551,314	32,562,541	—	1,472,520	(126,430,406)	(3,230,584)	(95,625,929)
Transfer from share-based compensation liability	15	—	—	130,276,188	—	—	—	130,276,188
Transfer of retractable common shares from liability	4, 22	17,994,857	29,072,804	—	—	—	—	29,072,804
Share-based compensation	15	—	—	14,930,617	—	—	—	14,930,617
Shares issued pursuant to exercise of stock options and warrants	15, 13	1,505,110	23,693,949	(22,569,009)	—	—	—	1,124,940
Issuance of shares through private placement	4	20,040,200	196,255,491	—	—	—	—	196,255,491
Redemption of conversion option on convertible debt instruments	4, 16	—	—	—	(1,472,520)	—	—	(1,472,520)
Issuance of shares upon business combination transaction	4	39,911,231	137,124,375	—	—	—	—	137,124,375
Net loss		—	—	—	—	(43,325,320)	—	(43,325,320)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	321,188	321,188
Balance at December 31, 2021		190,002,712	418,709,160	122,637,796	—	(169,755,726)	(2,909,396)	368,681,834

Balance at January 1, 2020		110,551,314	32,562,541	—	—	(29,078,739)	1,400,289	4,884,091
Issuance of convertible debt instruments	16	—	—	—	1,472,520	—	—	1,472,520
Net loss		—	—	—	—	(97,351,667)	—	(97,351,667)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	(4,630,873)	(4,630,873)
Balance at December 31, 2020		110,551,314	32,562,541	—	1,472,520	(126,430,406)	(3,230,584)	(95,625,929)

Balance at January 1, 2019		101,338,727	26,333,635	—	—	(26,007,407)	1,165,914	1,492,142
Issuance of share capital and transaction with owners		9,212,587	6,228,906	—	—	—	—	6,228,906
Net loss		—	—	—	—	(3,071,332)	—	(3,071,332)
Other comprehensive income								—
Foreign currency translation adjustment		—	—	—	—	—	234,375	234,375
Balance at December 31, 2019		110,551,314	32,562,541	—	—	(29,078,739)	1,400,289	4,884,091

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2020 and 2019
(In US Dollars)

	Note	December 31, 2021	December 31, 2020	December 31, 2019
		$	$	$
OPERATING ACTIVITIES
Net loss		(43,325,320)	(97,351,667)	(3,071,332)
Non-cash items:
Depreciation – property, plant and equipment	7	1,717,977	764,068	313,342
Depreciation – right-of-use assets	8	2,606,013	1,444,204	653,210
Amortization – intangible assets	9	935,560	487,876	249,658
Amortization – contract asset	13	284,625	—	—
Share-based compensation	15	71,081,047	65,248,941	1,421,973
Accretion expense on common shares, retractable	17	2,031,863	4,791,806	2,746,799
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	17	125,290	582,018	494,581
Accretion expense other	17	—	—	44,391
Accretion expense on convertible debt instruments	17	2,503,097	1,034,927	—
Change in fair value of share warrant obligations	13	(85,795,903)	16,847,470	—
Unrealized foreign exchange loss (gain)		17,973	7,893	(145,872)
Net change in non-cash working capital items	20	(83,150,851)	(20,915,636)	(10,110,689)
Cash flows used in operating activities		(130,968,629)	(27,058,100)	(7,403,939)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(19,825,006)	(2,897,237)	(1,759,828)
Acquisition of intangible assets		(44,956,423)	(16,539,159)	(12,349,283)
Government assistance related to intangible assets		2,182,923	2,842,172	1,403,325
Contact asset, other costs		—	(199,790)	—
Cash flows used in investing activities		(62,598,506)	(16,794,014)	(12,705,786)
FINANCING ACTIVITIES
Net change in credit facilities		(19,188,863)	7,272,073	6,283,827
Loans on research and development tax credits receivable and subsidies receivable		2,934,384	9,699,300	3,489,336
Repayment of loans on research and development tax credits and subsidies receivable		(2,829,254)	(3,242,248)	(2,385,259)
Increase in long-term debt		15,775,473	15,021,339	7,572,316
Repayment of long-term debt		(41,611,760)	(1,659,855)	(1,517,192)
Proceeds from issuance of convertible debt instruments, net of issuance costs	16	—	18,698,168	—
Repayment of convertible debt instruments	16	(23,903,068)	—	—
Payment of lease liabilities	8	(2,093,371)	(1,327,707)	(619,267)
Proceeds from issuance of shares through private placement, net of issuance costs	4	196,255,491	—	—
Share issue		—	—	7,429,973
Share redemption		—	—	(150,020)
Proceeds from the issuance of shares through exercise of stock options		1,124,940	—	—
Proceeds from issuance of shares through business combination transaction	4	308,232,870	—	—
Cash flows from financing activities		434,696,842	44,461,070	20,103,714
Effect of exchange rate changes on cash held in foreign currency		663,399	(531,924)	59,927
Net increase in cash		241,793,106	77,032	53,916
Cash (bank overdraft), beginning of year		(91,076)	(168,108)	(222,024)
Cash (bank overdraft), end of year		241,702,030	(91,076)	(168,108)
Other information on cash flows related to operating activities:
Income taxes paid		—	—	4,000
Interest paid		5,722,466	3,249,129	1,143,828
Interest paid under lease liabilities		443,740	277,375	52,296

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS
The principal activities of The Lion Electric Company ("Lion" or the "Company") and its subsidiaries (together referred to as the "Group") include design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.
The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These audited consolidated financial statements ("consolidated financial statements") are as at December 31, 2021 and 2020 and for the fiscal years ended years ended December 31, 2021, 2020 and 2019 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.

2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and are expressed in United States ("US") dollars for reporting purposes.
These consolidated financial statements have been approved for issue by the Board of Directors on February 24, 2022.

3 - SUMMARY OF ACCOUNTING POLICIES
3.1 Overall considerations
The consolidated financial statements have been prepared using the significant accounting policies and measurement bases that are in effect at December 31, 2021, as summarized below. These were used throughout all periods presented in the consolidated financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.2 Basis of consolidation
The consolidated financial statements includes the accounts of the Company and its wholly-owned subsidiaries as of December 31, 2021. All subsidiaries have a reporting date of December 31. Subsidiaries are all entities over which the Group has the power to control the financial and operating policies. The Group obtains and exercises control when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
All transactions and balances between Group companies are eliminated on consolidation, including unrealized gains and losses on transactions between Group companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of the subsidiary have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.
The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Lion Holding USA Inc.	Delaware	100%
Northern Genesis Acquisition Corp.	Delaware	100%
The Lion Electric Co USA Inc.	Delaware	100%
Lion Electric Manufacturing USA Inc.	Delaware	100%
Lion Electric Finance Canada Inc.	Quebec	100%
Lion Electric Finance USA Inc.	Delaware	100%
3.3 Changes in classification and presentation
During the fiscal year ending December 31, 2021, the Group changed its classification for credit facilities and loans on research and development tax credits and subsidies receivable, which were previously included in Bank indebtedness and other indebtedness and now included in Current portion of long-term debt and other debts in the consolidated statements of financial position. This classification change is to consolidate the financing facilities and to better reflect the nature of those debts which are less liquid than bank overdraft. This classification change was applied retroactively and the comparative figures for the fiscal year ended December 31, 2020 were adjusted to reflect this change without impact on net loss and net loss per share.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.3 Changes in classification and presentation (continued)

The table below shows, for the impacted line items only, the previously published figures, the adjustment stemming from this change and the adjusted figures:

	Published	Adjustment	2020 Adjusted
	$	$	$
Bank indebtedness	28,733,983	(28,642,907)	91,076
Current portion of long-term debt and other debts	26,699,276	28,642,907	55,342,183

	Published	Adjustment	2020 Adjusted
	$	$	$
Interest expense on current debt	1,934,580	(1,934,580)	—
Interest expense on long-term debt	1,078,970	1,934,580	3,013,550

3.4 Foreign currency translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars. The functional currency of the parent company and its subsidiaries is the Canadian dollar, except for NGA (defined further below in Note 4) and Lion Electric Manufacturing USA Inc., whose functional currencies are the US dollar. The functional currency of the entities in the Group has remained unchanged during the reporting periods.
Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency of the respective Group entity, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in the consolidated statement of loss.
Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.4 Foreign currency translation (continued)
The Group's Canadian dollar financial statements are translated to US dollars as follows: assets and liabilities are translated at the closing rate in effect at the reporting date and income and expenses are translated at the average exchange rate for the period. The share capital account is translated at rates in effect at the time of issuance/redemptions. Exchange gains or losses resulting from the translation of the Group's accounts into the reporting currency are reported as foreign currency translation adjustment within other comprehensive loss and presented as a separate component of shareholders’ equity.
3.5 Revenue
The Group's principal sources of revenue are the sale of all-electric medium and heavy-duty urban vehicles. To determine whether to recognize revenue, the Group follows a 5-step process:

–identifying the contract with a customer;
–identifying the performance obligations;
–determining the transaction price;
–allocating the transaction price to the performance obligations; and
–recognizing revenue when/as performance obligation(s) are satisfied.
The Group recognizes revenue at a point in time, when the Group satisfies its performance obligations by transferring control of the goods to its customers, which generally occur when the goods are delivered to the customers and when the customer confirms acceptance.
The Group provides a warranty for its products against defects for periods varying from one year to eight years for certain components. An allowance for warranty expense is recorded when the revenue for the related product is recognized. The allowance is based upon the terms of the warranty, the Group's historical experience and management estimates of future expenses for replacement or repairs. The corresponding expense is recorded in cost of goods sold.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.6 Cost of sales and gross profit
Cost of sales includes all raw material costs, direct parts, material and labor costs, manufacturing conversion costs, including depreciation costs of manufacturing equipment such as tooling and machinery, inter-facility transportation and logistic costs, amortization of product development costs, outbound freight to customers, and reserves for estimated warranty expenses. Cost of sales also includes the cost of purchasing finished goods for resale, costs relating to purchasing, receiving and inspection activities, warehousing costs, product engineering costs, insurance related to manufacturing activities, customs and duties, adjustments to warranty expense, as well as charges to write down the carrying value of inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. Gross profit is the result of revenue less cost of sales.
3.7 Administrative expenses
Administrative expenses consist of non-manufacturing facility leasing, share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance). Administrative expenses are recognized in the consolidated statement of loss upon utilization of the service or at the date of their origin.
3.8 Selling expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefits costs, share-based compensation, business development, aftermarket sales, and advertising, marketing, and communications. Selling expenses are recognized in the consolidated statement of loss upon utilization of the service or at the date of their origin.
3.9 Employee benefits
Employee benefits include wages, salaries, fringe benefits, commissions, compensated absences, and bonuses. These short-term benefits are recognized in cost of sales, administrative expenses, and selling expenses as the services are provided.
3.10 Transaction costs
Transaction costs consist of banking, legal, and other professional fees incurred in connection with the NGA business combination.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.11 Finance costs
Finance costs consists primarily of interest paid on Lion’s outstanding debt, interest on lease liabilities, as well as non-cash accretion expenses on retractable common shares, and non-cash accretion and revaluation expenses on the balance of purchase price payable related to the acquisition of dealership rights.
3.12 Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and available for use. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs.
3.13 Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with other short- term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. As at December 31, 2021, the Company only held cash.
3.14 Accounts receivable
Accounts receivable includes amounts due from customers in the normal course of business as well as refundable tax credits and grants under government programs. The payments for the performance are generally received within a year.
Accounts receivable are initially recognized at fair value and subsequently measured at amortized cost, less impairment. The Group maintains an allowance for expected credit loss based on collection history and customer specific credit risk in accordance with the expected credit loss model. Accounts receivables are presented net of allowance for credit losses.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.15 Inventories
Finished goods, work in process, and raw material inventories are valued at the lower of cost and net realizable value. Cost is determined using the specific identification cost method for finished goods and work in process, while the cost of raw materials is determined using the weighted average cost method. Supplier rebates are deducted to determine the cost of purchase.
The cost of inventories includes all purchase, conversion and other costs incurred to bring the inventories to their present location and condition and include the purchase price and other costs directly related to the acquisition of raw materials and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labor, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances.
The net realizable value represents the estimated selling price in the normal course of business less the estimated costs necessary to make the sale. Raw materials and work in progress inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the year in which the reversal occurs.
3.16 Property, plant and equipment
Property, plant and equipment are initially recorded at cost, net of government grants, and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The costs of an item of property, plant, and equipment includes any expenditures directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of self-constructed assets includes the cost of materials and direct labor, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.16 Property, plant and equipment (continued)
Property, plant and equipment, less their estimated residual values, are depreciated over their estimated useful lives using the straight-line method. The following estimated useful lives are applied:

Leasehold improvements	Earlier of useful life or remaining lease term
Machinery and equipment	7,000 units or 5 years
Rolling stock	5 years
Computer equipment	5 years
Furniture and office equipment	10 years
Production moulds	1,250 units
Master patterns and templates	7,000 units
Prototypes	3 years
The Group begins to depreciate property, plant and equipment when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, construction in progress is not amortized and is subject to impairment testing if there is any indication that it may be impaired (see Note 3.19).
The estimated residual values, estimated useful lives and depreciation methods are reviewed annually by the Company and any change resulting from this evaluation is applied as a change in estimate and is accounted for on a prospective basis.
3.17 Leased assets
At the inception of contracts, the Group assesses whether a contract is, or contains a lease by assessing if the contract, or part of the contract, conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. To determine if this is achieved, the Group assesses the following key factors:
– whether the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
– whether the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract;
– whether the Group has the right to direct the use (how and for what purpose) of the identified asset throughout the period of use.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.17 Leased assets (continued)
Measurement and recognition of leases as a lessee
Short-term or low value leases
The Group has elected to recognize leases that have a lease term of 12 months or less and leases of low-value assets as an expense on a straight-line basis over the lease term.
All other leases
At a lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the consolidated statement of financial position.
The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received). The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist in accordance with IAS 36 Impairment of Assets .
The lease liability is measured at the present value of the remaining lease payments at the date of recognition, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.
The lease liability is subsequently measured by reducing the carrying amount to account for payments made and increasing the carrying amount to account for accretion expense. The accretion expense is presented within Finance Cost in the consolidated statement of loss over the lease period.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.17 Leased assets (continued)
The lease liability is remeasured when there are changes to the lease terms resulting from a change in the Group`s assessment of whether the Group will exercise a purchase, extension, or termination option, or when there is a change in the future lease payments resulting from a change in an index or rate, or change in the Group`s estimate of the amount expected to be payable under residual value guarantees. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or consolidated statement of loss if the right-of-use asset is already fully depreciated.
3.18 Intangible assets
Initial recognition
Dealership rights with an indefinite useful life
Dealership rights with an indefinite useful life are recorded initially at cost and are not amortized. As the acquisition of dealership rights was based on future sales of a specific product, the Group has elected to measure the cost based on a financial liability model, whereby the fair value of all variable payments under the contract are recorded on initial recognition of the asset with a corresponding liability. Any re-measurements of the related liability are recognized in earnings (loss). The cost also includes any directly attributable costs of acquisition. Directly attributable costs include professional fees arising directly from bringing the asset to its working conditions.
Dealership rights are subject to asset impairment testing as described below. The useful life is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment.
Acquired Software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.18 Intangible assets (continued)
Initial recognition (continued)
Internally developed intangible assets
Expenditures on the research phase are recognized as an expense as incurred. Costs that are directly attributable to an electric vehicle project`s development phase and costs incurred on software development projects are recognized as intangible assets, provided they meet the following recognition requirements:
– the development costs can be measured reliably;
– the project is technically and commercially feasible;
– the Group intends to and has sufficient resources to complete the project;
– the Group has the ability to use or sell the intangible assets; and
– the intangible assets will generate probable future economic benefits.
Development costs not meeting these criteria for capitalization are expensed as incurred.
Directly attributable costs include employee costs incurred along with an appropriate portion of relevant overheads and subcontractors fees.
Subsequent measurement
All finite-live intangible assets are stated at cost, less accumulated amortization and impairment losses. Finite-live intangible assets, less their estimated residual value, are amortized over their estimated useful lives using the straight-line method. The following estimated useful lives are applied:

Software	5 years
Development costs	7,000 units
The estimated residual values, estimated useful lives and amortization methods are reviewed annually by the Group and any change resulting from this evaluation applied as a change in estimates accounted on a prospective basis. In addition, they are subject to impairment testing as described below.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.19 Impairment testing of intangible assets, property, plant and equipment and right-of-use assets
For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. Cash-generating units to which intangible assets with indefinite useful lives have been allocated (determined by the Group’s management as being equivalent to its operating segments) are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Group’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect management’s assessment of respective risk profiles, such as market and asset-specific risks factors.
Impairment losses for cash-generating units are charged pro rata to the assets in the cash-generating unit. All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.
3.20 Government assistance
Government assistance related to current expenses is accounted for as a reduction of related expenses while assistance related to the acquisition of non-current assets is accounted for as a reduction of the related non-current assets.
Government assistance is accrued in the year in which the current expenses or the capital expenditures are incurred, provided that the Group is reasonably certain that it will be received.
3.21 Research and development tax credits
Tax credits related to current expenses are accounted for as a reduction of related expenses while tax credits related to the acquisition or development of non-current assets are accounted for as a reduction of the related non-current assets.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.21 Research and development tax credits (continued)
Reimbursable tax credits are accrued in the year in which the expenditures are incurred, provided that the Group is reasonably certain that the credits will be received. The tax credits must be examined and approved by the tax authorities and it is possible that the amounts subsequently granted will differ from the amounts initially recorded.
3.22 Financial instruments

Recognition and derecognition
Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.
Financial Assets
Classification and initial measurement of financial assets
Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).
Financial assets, are classified into the following categories:
– amortized cost;
– fair value through profit or loss (FVTPL);
– fair value through other comprehensive income (FVOCI).
In the periods presented, the Group does not have any financial assets categorized as FVTPL or FVOCI.
The classification is determined by both:
– the entity’s business model for managing the financial asset;
– the contractual cash flow characteristics of the financial asset.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.22 Financial instruments (continued)
Classification and initial measurement of financial assets (continued)
All income and expenses relating to financial assets that are recognized in the consolidated statement of loss are presented within finance costs, except for impairment of trade receivables which is presented within administrative expenses.
Subsequent measurement of financial assets
Financial assets at amortized cost
Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):
– they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows;
– the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. Cash, trade receivables, incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable and other government assistance receivable are classified within this category.
Impairment of financial assets
The Group uses the expected credit losses impairment model with respect to its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since the initial recognition of the respective financial instrument.
The Group accounts for the expected credit losses using the simplified approach over the life of financial assets measured at amortized cost. Expected credit losses over the life of the asset are expected credit losses for all of the default events that a financial instrument may experience over its expected life. The assessment of expected credit losses reflects reasonable and justifiable information about past events, current circumstances and forecasts of events and economic conditions and takes into account the factors specific to the account receivable, the general condition of the economy and a current as well as expected appreciation of the condition prevailing at the statement of financial position date, including the time value of the money, if any.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.22 Financial instruments (continued)
Classification and measurement of financial liabilities - amortized cost
The Group’s financial liabilities measured at amortized cost include bank overdraft, credit facilities, trade and other payables (excluding non-financial liabilities), loans on the research and development tax credits and subsidies receivable, long-term debt, convertible debt instruments, and common shares retractable.
Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL.
All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in the consolidated statement of loss are included within finance costs.
Classification and measurement of financial liabilities - FVTPL - warrants
The Group determined that the warrants, including the warrants issued to a customer, public warrants and the private warrants are derivative instruments and should be classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments and are measured at FVTPL. Derivative and financial liabilities designated at FVTPL are carried subsequently at fair value with gains or losses recognized in the consolidated statement of loss.
Warrants issued to a customer
The vested portion of the warrants issued to a customer is initially recorded at fair value and then revalued at each reporting date with a corresponding contract asset recognized at inception. The corresponding contract asset is amortized as a reduction of revenues on a percentage per dollar of revenue generated with the customer and its affiliates.
The unvested portion of the warrant represents a retrospective volume discount based on specified levels of spending by the customer and its affiliates. Revenues will be recognized based on the prices specified in the work orders, net of the estimated value of the volume discount based on the portion of the warrant expected to vest using the fair value at inception. At each reporting date, the Group will review experience, current information on expected orders from the customer and its affiliates and the potential impact of other reasonably foreseen constraints will be used to estimate and provide for the discount, using the expected value method, and revenue will only be recognized to the extent that it is highly probable that a significant reversal will not occur.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.22 Financial instruments (continued)
Classification and measurement of financial liabilities - FVTPL - warrants (continued)
Private and public warrants
The warrants are initially recorded at fair value and then revalued at each reporting date.
Estimating fair value requires determining the most appropriate valuation model which captures the significant features of the financial instruments. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating warrants are disclosed in Note 13.
Compound financial instruments
The component parts of compound financial instruments (convertible debt instruments) issued by the Group are classified separately as financial liabilities and equity component in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. At the date of issue, the liability component is recognized at fair value, which is estimated using the borrowing rate available for similar non-convertible instruments.
Subsequently, the liability component is measured at amortized cost using the effective interest method until extinguished upon conversion or at maturity. The value of the conversion option classified as equity component is determined at the date of issue by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This amount is recognized in equity, net of income tax effects, and is not subsequently remeasured. When and if the conversion option is exercised, the equity component of convertible debt instruments will be transferred to share capital. If the conversion option remains unexercised at the maturity date of the convertible debt instruments, the equity component of the convertible debt instruments will be transferred to another equity account. No gain or loss is recognized upon conversion or expiration of the conversion option.
Transaction costs related to the issue of convertible debt instruments are allocated to the liability and equity component in proportion to the initial carrying amounts. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the term of the convertible debt instruments using the effective interest method.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.23 Share-based employee remuneration
Stock options granted prior to May 6, 2021
Stock options granted prior to May 6, 2021 were measured at fair value at grant date using the Black-Scholes option pricing model. The fair value of the stock options was recognized as an expense over the vesting period with a corresponding increase to liability, because the Group could have been required to settle the options in cash. The liability was re-measured to fair value at each reporting date with changes in fair value recognized in net earnings (loss), and was recorded on the Group's consolidated statement of financial position under the caption share-based compensation liability, current for vested options and non-current for non-vested options. As of May 6, 2021, the cash settlement option in the Group’s stock option plan was removed.
Stock options and restricted share units granted subsequent to May 6, 2021
Stock options and restricted share units ("RSUs") are equity settled share-based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award's vesting period. For RSUs, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. RSUs can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option. RSUs are expected to be settled in common shares purchased on the open market.
Compensation expense is recognized in net earnings (loss) with a corresponding increase in contributed surplus. The measurement of compensation expense for stock options and RSUs is net of estimated forfeitures. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options or the vesting of RSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital. Stock options and RSUs that are dilutive are considered in the calculation of diluted earnings per share, as per Note 19 to these consolidated financial statements.
Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are equity settled awards and are fully recognized in net loss based on the fair value of the underlying common shares at the grant date.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.24 Provisions, contingent assets and contingent liabilities
Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Group and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Restructuring provisions are recognized only if a detailed formal plan for the restructuring has been developed and implemented, or management has at least announced the plan’s main features to those affected by it. Provisions are not recognized for future operating losses.
Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. Any reimbursement that the Group can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision. In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.
3.25 Income taxes
Tax expense recognized in the consolidated statement of loss comprises the sum of deferred tax and current tax not recognized directly in equity.
The calculation of current tax and deferred tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income taxes are calculated using the balance sheet liability method.
Deferred tax assets are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. This is assessed based on the Group’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit.
Deferred tax liabilities are generally recognized in full, although IAS 12, Income Taxes, specifies limited exemptions. As a result of these exemptions the Group does not recognize deferred tax on temporary differences relating to goodwill, or to its investments in subsidiaries. The Group does not offset deferred tax assets and liabilities unless it has a legally enforceable right to do so and intends to settle on a net basis.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.26 Share Capital
Common shares are classified as share capital within equity. Incremental costs directly attributable to the issuance of share are recognized as a deduction from share capital, net of any tax effect.
Contributed surplus is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options and the vesting of RSUs and DSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital.
Deficit includes all current and prior year losses. All transactions with owners of the parent company are recorded separately within equity.
Cumulative translation adjustment comprises foreign currency translation differences arising from the translation of the consolidated financial statements of the Group into the US dollar, the presentation currency.
Conversion options on convertible debt instruments represents the equity component of compound financial instruments.
3.27 Earnings per share
Basic earnings (loss) per share ("EPS") are calculated by dividing the net earning (loss) available to common shares shareholders by the weighted average number of share outstanding during the year.
Diluted earnings (loss) per share are calculated by adjusting the weighted average of share outstanding during the year to include the weighted average number of shares that would be issued upon the conversion of all potential dilutive warrants, stock options and RSUs and DSUs into common shares.
3.28 Segment reporting
The Group has only one operating segment: the manufacturing and sale of electric vehicles in Canada and the United States. The Group has one operating segment based on Lion’s operational structure and decision process for allocation of resources.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.29 Significant management judgements in applying accounting policies and estimation uncertainty
Significant management judgements
The following are significant management judgements in applying the accounting policies of the Group that have the most significant effect on the consolidated financial statements.
Accounting treatment of business combination
The Company treated the Transaction (as defined in Note 4) as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NGA. The Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NGA is a non-operating entity that does not meet the definition of a business under IFRS 3. Accordingly, upon consummation of the Transaction, each outstanding share of NGA’s common stock held by an NGA stockholder was exchanged into one newly issued common share of the Company and each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. Such warrants are classified as a liability and are measured at fair value. Judgement was used in determining the accounting treatment of the Transaction and the classification of the warrants.

Capitalization of internally developed intangible assets
Distinguishing the research and development phases of a new customized project and determining whether the recognition requirements for the capitalization of development costs are met require judgement. After capitalization, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalized costs may be impaired.
Recognition of deferred tax assets
The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Group’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.29 Significant management judgements in applying accounting policies and estimation uncertainty (continued)
Estimation uncertainty
Information about estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.
Tax credits receivable
The calculation of the Group's tax credits receivable involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until a notice of assessment has been issued by the relevant taxation authority and payment has been received or applied against income taxes otherwise payable.
Impairment of non-financial assets
Management estimates the recoverable amount of each asset or cash-generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.
Leases
Recognizing leases requires judgement and use of estimates and assumptions. Judgement is used to determine whether there is reasonable certainty that a lease extension or cancellation option will be exercised. Furthermore, management estimates are used to determine the lease terms and the appropriate interest rate to establish the lease liability.
Useful lives of depreciable assets
Management reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utility of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utility of certain software and computer equipment. Technical obsolescence also can affect development costs as technology evolve.
Inventories
Management estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.29 Significant management judgements in applying accounting policies and estimation uncertainty (continued)
Fair value measurement
Management uses various valuation techniques to determine the fair value of financial instruments, where active market quotes are not available. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible but this is not always available. In that case, management uses the best information available. Estimated fair values may vary from the actual prices that would be achieved in an arm's length transaction at the reporting date.
Share-based compensation and private share warrant obligation
Management assesses the fair value of stock options and the private share warrant obligation using the Black-Scholes valuation model. The Black-Scholes model requires management to make estimates and assumptions with respect to inputs including the risk-free interest rate, volatility and expected option or warrant life.
3.30 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group
Amendments to IAS 1, Presentation of Financial Statements
On July 14, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.30 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group (continued)
Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets
On May 12, 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to clarify what costs an entity must consider in assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract, which include incremental costs (direct labor, material) and allocation of other costs that relate directly to fulfilling the contract (allocation of depreciation charge for an item of property, plant and equipment). The amendments will become effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.
Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement
On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement, to provide guidance in determining which accounting policy to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied prospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors
On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish change in accounting policies, which must be applied retrospectively, from change in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarifies that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.30 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group (continued)
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors (continued)
The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on of after the start of that period. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.
Amendments to IAS 12, Income Taxes
On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.
Amendments to IFRS 3, Business Combinations
On May 12, 2020, the IASB released Reference to the Conceptual Framework (Amendments to IFRS 3). The amendments consist of updating a reference to IFRS 3 to the Conceptual Framework for Financial Reporting . It makes an explicit statement that contingent assets are prohibited from recognition under IFRS 3. It adds a new exception to the recognition principle in IFRS 3 for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies if incurred separately. The exception requires an entity to apply criteria in IAS 37 or IFRIC 21 respectively to determine whether a present obligation exists at the acquisition date before recognizing a liability at the date of acquisition. Applying this exception would mean that the IFRS 3 liabilities and contingent liabilities would remain unchanged. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.30 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group (continued)
At the date of authorization of these consolidated financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Group.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s consolidated financial statements.

4 - BUSINESS COMBINATION, PLAN OF REORGANIZATION AND REGISTRATION STATEMENT
On May 6, 2021, the Company successfully completed its business combination and plan of reorganization (the “Transaction”) with Northern Genesis Acquisition Corp. (“NGA”), which was announced on November 30, 2020.
The Company treated the Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NGA. The Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NGA is a non-operating entity that does not meet the definition of a business under IFRS 3. Accordingly, upon consummation of the Transaction, each outstanding share of NGA’s common stock held by an NGA stockholder was exchanged into one newly issued common share of the Company and each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 39,911,231 common shares were issued in exchange for the NGA common stock outstanding and 27,111,741 NGA warrants were converted into 27,111,741 warrants of the Company. Such warrants are classified as a liability and are measured at fair value. As a result, the Company consolidated the following as at the date of closing of the Transaction:
•Cash of $308,232,870
•Trade and other payables of $1,655,636
•Issued warrant liabilities with a fair value of $169,452,859
•Issued share capital of $137,124,375

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

4 - BUSINESS COMBINATION, PLAN OF REORGANIZATION AND REGISTRATION STATEMENT (CONTINUED)
As part of the closing of the Transaction, the Company filed articles of amendment and consolidation whereby such articles provided, amongst other things, for the creation of an unlimited number of preferred shares and a stock split of 1:4.1289 becoming effective on May 6, 2021. Accordingly, all shares, stock options, warrants and per share information presented in these consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented.
In addition to the closing of the Transaction, a concurrent private placement for the issuance of 20,040,200 common shares (post share split) also closed for gross proceeds of $200,402,000 (or $10.00 per share), for net proceeds of $196,255,491 after the deduction of share issue costs. 17,994,857 retractable common shares having a carrying amount of $29,072,804 as at May 6, 2021 related to a repurchase (put) right in favor of shareholders were reclassified from non-current liabilities to equity at the closing of the Transaction, as the Company’s unanimous shareholders’ agreement was terminated in accordance with its terms effective as of closing of the Transaction and such repurchase rights did not become exercisable at or before the closing of the Transaction.
In connection with the Transaction, the Company also repaid its non-revolving term loans and revolving credit facility advances owed to the National Bank of Canada, and its convertible debt instruments with Investissement Quebec.
In conjunction with the Transaction, the Company filed a F-4 registration statement and subsequent amendments with the Securities and Exchange Commission as well as a non-offering prospectus with the Canadian securities regulators and upon consummation of the Transaction and effective May 7, 2021, the Company was listed on the New York Stock Exchange and the Toronto Stock Exchange.

Transaction costs of $13,654,851 were incurred directly related to the completion of the Transaction and were mainly composed of legal, banking, and other professional fees.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

5- ACCOUNTS RECEIVABLE
Accounts receivable consist of the following:

	December 31, 2021	December 31, 2020
	$	$
Trade receivables, gross	25,373,946	8,692,439
Allowance for credit losses	—	—
Trade receivables, net	25,373,946	8,692,439

Incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable	3,904,401	5,216,118
Other government assistance receivable	903,356	724,367
Financial assets	30,181,703	14,632,924

Commodity taxes receivable	2,791,995	943,523
Other tax credits receivable	38,650	38,486
Research and development tax credits receivable	4,886,737	2,890,139
Non-financial assets	7,717,382	3,872,148
	37,899,085	18,505,072

All amounts are considered short-term. The net carrying value of trade receivables is considered a reasonable approximation of their fair value.

As of December 31, 2021, amounts owing from four customers represented 15.77%, 13.51%, 10.98% and 10.02% respectively, of the total trade accounts receivable (two customers represented 38.5% and 26.5%, respectively, as of December 31, 2020).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

6- INVENTORIES
Inventories consist of the following:

	December 31, 2021	December 31, 2020
	$	$
Raw materials	97,094,671	26,136,700
Work in process	14,122,704	6,970,369
Finished goods	4,761,604	4,966,234
	115,978,979	38,073,303

The cost of inventories recognized as expense during the year totals $55,597,004 ($19,523,781 in 2020) and was recognized in the cost of sales in the consolidated statements of loss.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

7 - PROPERTY, PLANT AND EQUIPMENT
Details of the Group’s property, plant and equipment and their carrying amounts are as follows:

	Leasehold improvements	Machinery and equipment	Rolling stock	Computer equipment	Furniture and office equipment	Production moulds	Master patterns and templates	Prototypes	Construction in progress	Total
	$	$	$	$	$	$	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2021	1,966,151	1,988,193	407,579	1,294,565	488,489	416,858	525,953	78,370	–	7,166,158
Additions	15,102,271	4,186,427	905,507	1,702,475	303,078	1,051,343	440,320	–	5,336,280	29,027,701
Transfers	–	283,185	–	–	(283,185)	–	–	–	–	—
Foreign currency translation adjustment	(13,817)	(36,664)	(4,360)	(4,058)	4,962	(5,518)	(336)	339	(34,361)	(93,813)
Balance at December 31, 2021	17,054,605	6,421,141	1,308,726	2,992,982	513,344	1,462,683	965,937	78,709	5,301,919	36,100,046

DEPRECIATION
Balance at January 1, 2021	774,384	96,356	120,439	363,142	125,071	114,635	46,954	78,370	—	1,719,351
Depreciation	847,151	165,129	104,269	396,321	54,747	132,470	17,890	–	—	1,717,977
Transfers	–	84,588	–	–	(84,588)	–	–	–	—	—
Foreign currency translation adjustment	(2,844)	(2,234)	(302)	(1,363)	1,579	(656)	41	339	—	(5,440)
Balance at December 31, 2021	1,618,691	343,839	224,406	758,100	96,809	246,449	64,885	78,709	—	3,431,888
Carrying amount December 31, 2021	15,435,914	6,077,302	1,084,320	2,234,882	416,535	1,216,234	901,052	—	5,301,919	32,668,158

GROSS CARRYING AMOUNT
Balance at January 1, 2020	935,981	1,123,911	249,217	534,977	250,312	330,075	470,725	76,823	—	3,972,021
Additions	960,722	799,539	145,672	711,348	221,472	76,128	43,462	—	—	2,958,343
Foreign currency translation adjustment	69,448	64,743	12,690	48,240	16,705	10,655	11,766	1,547	—	235,794
Balance at December 31, 2020	1,966,151	1,988,193	407,579	1,294,565	488,489	416,858	525,953	78,370	—	7,166,158

DEPRECIATION
Balance at January 1, 2020	324,332	64,534	57,037	182,205	67,343	87,259	40,305	73,964	—	896,979
Depreciation	421,329	28,996	59,138	168,399	53,551	24,337	5,548	2,770	—	764,068
Foreign currency translation adjustment	28,723	2,826	4,264	12,538	4,177	3,039	1,101	1,636	—	58,304
Balance at December 31, 2020	774,384	96,356	120,439	363,142	125,071	114,635	46,954	78,370	—	1,719,351
Carrying amount December 31, 2020	1,191,767	1,891,837	287,140	931,423	363,418	302,223	478,999	—	—	5,446,807

During the year, rolling stock in the amount of nil ($61,106 in 2020) was acquired under an installment-type contract.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

7 - PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
Depreciation was recognized as follows in the consolidated statements of loss:

	2021	2020	2019
	$	$	$
Cost of sales	315,489	88,615	154,682
Administrative expenses	1,402,488	675,453	158,660
	1,717,977	764,068	313,342

As at December 31, 2021, the Company had contractual purchase obligations outstanding of $35,102,660 for the acquisition of property, plant and equipment, compared to nil as at December 31, 2020.
8 - LEASE OBLIGATIONS
The Group has entered into leases agreements for the rental of premises and rolling stock. The leases have an initial term of 1.2 to 15 years and some have a renewal option after that date. The lease terms are negotiated individually and encompass a wide range of different terms and conditions.
Right-of-use assets

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2021	7,353,957	144,767	7,498,724
Additions	56,006,523	568,498	56,575,021
Depreciation expense	(3,031,148)	(103,704)	(3,134,852)
Foreign currency translation adjustment	(31,909)	(4,622)	(36,531)
Balance at December 31, 2021	60,297,423	604,939	60,902,362

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2020	6,371,563	202,401	6,573,964
Additions	2,177,758	19,204	2,196,962
Depreciation expense	(1,366,378)	(77,826)	(1,444,204)
Foreign currency translation adjustment	171,014	988	172,002
Balance at December 31, 2020	7,353,957	144,767	7,498,724

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

8 - LEASE OBLIGATIONS (CONTINUED)
Right-of-use assets (continued)
Depreciation was recognized as follows in the consolidated statements of loss:

	2021	2020	2019
	$	$	$
Cost of sales	1,709,607	851,507	443,781
Administrative	315,724	133,525	166,971
Selling	1,109,521	459,172	42,459
Capitalized to property, plant and equipment	(528,839)	—	—
	2,606,013	1,444,204	653,211

Lease liabilities

$
Balance at January 1, 2021	7,719,108
Additions	56,575,021
Lease payments	(2,093,371)
Foreign exchange gain	(42,772)
Foreign currency translation adjustment	51,331
Balance at December 31, 2021	62,209,317
Current portion	7,728,923
Non-current portion	54,480,394

Balance at January 1, 2020	6,669,787
Additions	2,196,962
Lease payments	(1,327,707)
Foreign currency translation adjustment	180,066
Balance at December 31, 2020	7,719,108
Current portion	1,814,635
Non-current portion	5,904,473

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

8 - LEASE OBLIGATIONS (CONTINUED)
Lease liabilities (continued)
Amounts recognized in administrative expenses in the consolidated statement of loss are as follow:

	2021	2020	2019
	$	$	$
Expense relating to variable lease payments, short-term leases and low-value assets not included in lease liabilities	27,942	84,685	45,493
See Notes 17 and 20 for information on interest expense on lease liabilities and Note 24 for contractual undiscounted payments related to lease liabilities.

Variable payments
Some leases for premises require repayment of a portion of the lessor’s payments for property taxes, insurance and operating expenses such as power, maintenance, administration and security; these amounts vary based on the use and wear and tear of the space. The final lease payments are determined each year.
Renewal and termination options
Some leases include renewal or termination options that can be exercised at the Group’s option. These options are used to maximize the operational flexibility of the Group’s activities. These options are not reflected in measuring lease liabilities in many cases because the options are not reasonably certain to be exercised by the Group. The Group's practice is to ensure that space or rolling stock meets its needs, which evolve over time.
Residual value guarantee
The residual value guarantee expected to be payable as well as those not expected to be payable have been excluded from the lease liability calculation as they were not significant.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

9 - INTANGIBLE ASSETS

Details of the Group’s intangible assets and their carrying amounts are as follows:

	Software	Development costs (a)	Dealership rights (b)	Total
	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2021	2,152,616	35,672,946	5,463,882	43,289,444
Additions, separately acquired	1,369,776	—	—	1,369,776
Additions, internally developed	698,381	38,758,535	—	39,456,916
Additions, borrowing costs (c)	—	31,850	—	31,850
Foreign currency translation adjustment	(3,485)	(184,329)	71,825	(115,989)
Balance at December 31, 2021	4,217,288	74,279,002	5,535,707	84,031,997

AMORTIZATION
Balance at January 1, 2021	539,821	658,780	—	1,198,601
Amortization	640,321	295,239	—	935,560
Foreign currency translation adjustment	(2,567)	573	—	(1,994)
Balance at December 31, 2021	1,177,575	954,592	—	2,132,167

Carrying amount December 31, 2021	3,039,713	73,324,410	5,535,707	81,899,830

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

9 - INTANGIBLE ASSETS (CONTINUED)

	Software	Development costs (a)	Dealership rights (b)	Total
	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2020	1,255,871	21,140,220	5,356,051	27,752,142
Additions, separately acquired	827,855	—	—	827,855
Additions, internally developed	—	12,788,264	—	12,788,264
Additions, borrowing costs (c)	—	612,962	—	612,962
Foreign currency translation adjustment	68,890	1,131,500	107,831	1,308,221
Balance at December 31, 2020	2,152,616	35,672,946	5,463,882	43,289,444

AMORTIZATION
Balance at January 1, 2020	196,388	475,120	—	671,508
Amortization	322,493	165,383	—	487,876
Foreign currency translation adjustment	20,940	18,277	—	39,217
Balance at December 31, 2020	539,821	658,780	—	1,198,601

Carrying amount December 31, 2020	1,612,795	35,014,166	5,463,882	42,090,843

a.Government assistance in the amount of $4,474,977 ($5,360,126 in 2020) was recognized during the year as a reduction of development costs, and includes subsidies received under the Canada Emergency Wage Subsidy program of nil for 2021 ($2,455,588 in 2020).
b.During the year ended December 31, 2019, in order to acquire dealership rights in certain territories in the United States, the Group entered into an agreement with a private company. Under the terms of this agreement, the Group must pay a buy-out of $1,000,000 and an earn-out amount, total of both payments are limited to $6,000,000. This agreement matures on the earlier of the following dates: when the maximum amount of $6,000,000 is fully paid or on May 7, 2022, even if the maximum amount is not reached. The buy-out and the earn-out are payable by a schedule based on the sales of specific types of buses, in specific regions and for amounts that are stated in the agreement. As of December 31, 2021, the Group paid an amount of $3,433,203 ($2,818,203 as of December 31, 2020) under the agreement.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

9 - INTANGIBLE ASSETS (CONTINUED)
Upon initial recognition, the dealership rights were accounted for based on the financial liability model, whereby the fair value of all variable payments under the contract were recorded as the cost, with a corresponding liability within long-term debt (Note 11). The cost also includes $778,697 of directly attributable fees to acquire the dealership rights.

Dealership rights with an indefinite useful life are expected to provide economic benefits to the Group indefinitely as it allows the Group to sell to end customers in certain territories in the United States, conditional to yearly renewals of the dealer licenses. Management intends to renew its dealer licenses indefinitely.

c.The interest rates used to capitalize the borrowing costs vary between 2.35% and 27.5% in 2021 and 2020.

Amortization has been allocated as follows in the consolidated statements of loss :

	2021	2020	2019
	$	$	$
Cost of sales	295,239	165,383	116,307
Administrative expenses	640,321	322,493	133,351
	935,560	487,876	249,658

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

10 - FINANCIAL ASSETS AND LIABILITIES
10.1 Categories of financial assets and financial liabilities
The classification of financial instruments is summarized as follows:

	Classifications	December 31, 2021	December 31, 2020
		$	$
FINANCIAL ASSETS
Cash	Amortized cost	241,702,030	–
Trade and other receivables	Amortized cost	25,373,946	8,692,439
Incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable	Amortized cost	3,904,401	5,216,118
Other government assistance receivable	Amortized cost	903,356	724,367

FINANCIAL LIABILITIES
Bank overdraft	Amortized cost	—	91,076
Credit facilities	Amortized cost	—	18,209,335
Loans on research and development tax credits and subsidies receivable	Amortized cost	10,564,590	10,433,572
Trade and other payables	Amortized cost	33,343,630	9,413,387
Long-term debt	Amortized cost	2,513,080	26,817,815
Convertible debt instruments	Amortized cost	–	18,866,890
Share warrant obligations	FVTPL	106,225,934	31,549,033
Common shares, retractable	Amortized cost	–	25,855,509
10.2 Fair value of financial instruments
Current financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by trade and other receivables, incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable, other government assistance receivable, bank overdraft, credit facilities, loans on research and development tax credits and subsidies receivable and trade and other payables. Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or contractual terms of these instruments.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

10 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
10.2 Fair value of financial instruments (continued)
As of December 31, 2021, the fair value of long-term debt (the convertible debt instruments and the common shares, retractable as of December 31, 2020) was based on discounted cash flows and was not materially different from its carrying value because there was no material change in the assumptions used for fair value determination at inception. Therefore, their principal amount approximated their fair value. As of December 31, 2021, the fair value of the private share warrants was determined using the Black-Scholes option pricing model and the fair value of the public share warrants was determined using their market value. The fair value of the other share warrant obligations was determined as described in Note 13.
As at December 31, 2021, the impact of a 5.0% increase in the value of the Company's share price would have an impact of increasing the fair value of the private share warrants and the warrant issued to a customer and a corresponding increase in consolidated loss of $5,813,251 and a 5.0% decrease in the value would have an impact of decreasing the loss by $(5,659,857). As at December 31, 2021, the impact of a 5% increase or decrease in the value of the Company's share price would have an impact of $2,181,388 on the fair value of the public warrants, with a corresponding impact on the consolidated loss.
10.3 Fair Value Hierarchy
Fair value measurements are categorized in accordance with the following level:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; and
Level 3: Inputs are unobservable inputs for the asset or liability.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

10 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
10.3 Fair Value Hierarchy (continued)
The Group's financial instruments are categorized as follow on the fair value hierarchy:

Fair Value Hierarchy
FINANCIAL INTRUMENTS MEASURED AT FAIR VALUE
Share warrant obligations- public	Level 1
Share warrant obligations- private	Level 2
Share warrant obligations- warrant issued to a customer	Level 3
FINANCIAL INTRUMENTS MEASURED AT AMORTIZED COST
Long-term debt	Level 2
Convertible debt instruments	Level 2
Common shares, retractable	Level 2
11- LONG-TERM DEBT AND OTHER DEBTS

	December 31, 2021	December 31, 2020
	$	$
Credit facilities (Note 11.1)	—	18,209,335
Loans on research and development tax credits and subsidies receivable (Note 11.2)	10,564,590	10,433,572
Economic Development Canada (EDC) unsecured loans, maturing between January 2022 and February 2022 (Note 11.3)	24,397	242,771
Secured loans for the acquisition of rolling stock, maturing between December 2023 and August 2024 (Note 11.4)	95,949	130,683
Initial Term Loan, bearing interest at the bank's prime rate plus 9% (11.45%), maturing in April 2021 (Note 11.1)	—	15,708,000
Additional Term Loan, bearing interest at the bank's prime rate plus 3% (5.45%), maturing in April 2021 (Note 11.1)	—	7,854,000
Balance of purchase price payable related to the acquisition of the dealership rights, without interest (Note 9)	2,392,734	2,882,361
	13,077,670	55,460,722
Current portion of long-term debt and other debts	13,015,584	55,342,183
Long-term portion of long-term debt and other debts	62,086	118,539

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)

11.1 Credit facilities
Revolving Credit Agreement
On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement initially provided for a committed revolving credit facility in the maximum principal amount of $100,000,000, and was amended on January 25, 2022 to, inter alia, increase the maximum principal amount available thereunder to $200,000,000. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory subject to customary eligibility and exclusionary criteria, advance rates and reserves. The credit facility under the Revolving Credit Facility currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the US base rate or Term Secured Overnight Financing Rate (SOFR), if in US dollars, as applicable, plus the relevant applicable margin. The Revolving Credit Agreement matures on August 11, 2024. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test. As at December 31, 2021, no amounts were drawn under the Revolving Credit Agreement.
Operating Facility
On February 25, 2019, Lion entered into a credit agreement with National Bank of Canada which was amended on September 23, 2019, May 15, 2020, August 25, 2020, December 2, 2020, and December 18, 2020 (the “Credit Agreement”). In connection with the closing of the business combination and private placement , Lion repaid in full all amounts owed under the Credit Agreement, and the Credit Agreement and all security related thereto were terminated (Note 4).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
11.1 Credit facilities (continued)
Operating Facility (continued)
The Credit Agreement provided for the following credit:
i.$27,489,000 (CA$35,000,000) operating revolving facility, bearing interest at the Canadian prime rate plus 1% (3.45%) for CAD dollar advances or bearing interest at the US prime rate plus 1% (4.75%) for US dollar advances;
As at December 31, 2020, the operating revolving facility was drawn as follows:
–Canadian dollar advances in the amount of $12,367,015 (CA$15,603,789);
–US dollar advances in the amount of $5,842,320 (CA$7,438,442).
ii.$35,343,000 (CA$45,000,000) term loan facility, bearing interest at the Canadian prime rate plus 9% for CAD dollar advances or US prime rate plus 9% for U.S dollar advances (Note 11); and
iii.$7,854,000 (CA$10,000,000) additional term loan facility, bearing interest at the Canadian prime rate plus 3% for CAD dollar advances or the US prime rate plus 3% for U.S. dollar advances (Note 11).
The operating revolving credit facility included a sub-facility for standby letters of credit with an aggregate cap of $392,700 (CA$500,000) (or the equivalent in other approved currencies).
The Group also had access to a discretionary credit card facility with a total authorized amount of $196,350 (CA$250,000),bearing interest at 19.15%, payable on demand and renewable or cancellable at any time by the bank and to a discretionary hedge facility (the "Hedge Facility") to mitigate foreign currency exchange rate risk and interest rate risk under derivative instruments with a total authorized amount up to $785,400 (CA$1,000,000).
The credit facilities were secured by $98,175,000 (CA$125,000,000) in hypothecs and security interests on the universality of tangible and intangible, present and future movable property of the Group. Under the terms of the Credit Agreement, the Group was required to comply with certain financial covenants, namely to maintain a minimum positive cash balance or available credit of at least $314,169 (CA$400,000), to achieve a minimum total debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of no greater than 4:1, to maintain a fixed charge coverage ratio of at least 1.10:1 and not to incur capital expenditures in excess of 102% of its financial model. In 2020, the Credit Agreement was amended and the bank waived compliance with the total debt to EBITDA ratio until March 30, 2021 as well as the fixed charge coverage ratio until September 29, 2021.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
11.2 Loans on research and development tax credits and subsidies receivable
On May 6, 2021, Lion entered into a new loan agreement ("the Finalta Loan Agreement") with Finalta Capital Fund, L.P. ("Finalta") amending and restating in their entirety the two (2) loan agreements dated December 2018 and May 2020 that had previously been entered into with Finalta, as lender, to finance certain refundable tax credits and grants under government programs.
Finalta Loan Agreement
As of December 31, 2021, there was $10,564,590 (CA$13,393,787) outstanding under the loans governed by the Finalta Loan Agreement.
The Finalta Loan Agreement provides for a combined loan facility of up to a principal amount of approximately CA$13,500,000 and bears interest at the rate of 7.50% per annum. The Finalta Loan Agreement matures on May 31, 2022, and may be extended by one (1) year.
The obligations thereunder are secured by a first priority security interest, hypothec and lien in tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other property and assets to a maximum of $17,037,000 (CA$21,600,000).
The Finalta Loan Agreement includes certain customary restrictions and negative covenants on Lion’s activities, subject to certain exceptions, baskets, and thresholds. The Finalta Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, Finalta would be entitled to demand the immediate repayment of all amounts owing to it under the Finalta Loan Agreement and/or it may exercise its other rights, remedies and/or recourses.
Loan Agreement with Finalta Capital Fund- May 2020
In May 2020, Lion completed a financing with Finalta, as lender, with respect to the financing of certain refundable tax credits and grants under government programs. The May 2020 Finalta loan provides for a revolving credit facility in the maximum principal amount of $10,210,200 (CA$13,000,000). The facility bears interest at the fixed annual rate of 9.0% (less certain guarantee costs). The May 2020 Finalta loan matures on May 31, 2022 or earlier in certain circumstances specified therein, including upon the occurrence of an event of default which is not cured within the applicable cure period. The obligations thereunder are secured by a first priority security interest, hypothec and lien in tax credits and government grants and a second priority security interest, hypothec and lien in substantially all other property and assets. As of December 31, 2020, there was $9,591,623 (CA$12,212,405) outstanding under the May 2020 Finalta loan.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
11.2 Loans on research and development tax credits and subsidies receivable (continued)
Loan Agreement with Finalta Capital Fund- December 2018
In December 2018, Lion completed a financing with Finalta, as lender, in the principal amount of $2,122,151 (CA$2,702,000) with respect to the financing of certain refundable tax credits and grants under government programs. The December 2018 Finalta loan bears interest at a rate equal to the prime rate of Finalta’s financial institution plus 6.55%, which rate may be reduced if certain financial covenants are met.
The December 2018 Finalta loan matured on the earlier of (a) 18 months after the end of the last fiscal year covered by the loan agreement, (b) the date of receipt by Lion of the financed tax credits or (c) upon the occurrence of an event of default that is not cured within the applicable cure period. The obligations under the December 2018 Finalta loan are secured by a first priority security interest, hypothec and lien in tax credits and government grants and a second priority security interest, hypothec and lien in substantially all other property and assets.

As of December 31, 2020, there was $841,949 (C$1,072,000) outstanding under the December 2018 Finalta loan.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)

11.3 Economic Development Canada (EDC) loans
As of December 31, 2021 and 2020, the Group had Economic Development Canada loans divided as follow:

		Carrying Value		Nominal Value		Interest/Discount Rate	Instalment Payments
	Maturity	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
EDC unsecured loan for the acquisition of manufacturing equipment	January 2022	$14,670	$178,670	$14,705	$190,723	Without interest, discounted at 12%	Payable in a final instalment of $14,712 (CA$18,652) on maturity
EDC unsecured loan for the marketing of products in the United States	February 2022	$6,215	$41,298	$6,304	$44,399	Without interest, discounted at 12%	Payable in monthly instalments of $3,179 (CA$4,030) and a final instalment of $3,266 (CA$4,141) on maturity
EDC unsecured loan for the acquisition of moulds	February 2022	$3,512	$22,803	$3,574	$24,859	Without interest, discounted at 15%	Payable in a monthly instalments of $1,783 (CA$2,260) and a final instalment of $1,791 (CA$2,271) on maturity

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
11.4 Secured loans for the acquisition of rolling stock
As of December 31, 2021 and 2020, the Group had loans related to the financing of the acquisition of rolling stock divided as follow:

	Maturity	Carrying Value		Security	Interest Rate	Instalment Payments
		December 31, 2021	December 31, 2020
Loan in the amount of $64,521 for the acquisition of rolling stock	December 2023	$21,025	$30,744	Secured by the asset financed having a net carrying amount of $25,339	4.25%	Payable in monthly instalments of $854 (CA$1,087)
Loan in the amount of $58,753 for the acquisition of rolling stock	August 2024	$33,371	$44,934	Secured by the asset financed having a net carrying amount of $30,547	3.40%	Payable in monthly instalments of $1,021 (CA$1,300)
Loan in the amount of $61,106 for the acquisition of rolling stock	August 2024	$41,553	$55,005	Secured by the asset financed having a net carrying amount of $44,256	2.35%	Payable in monthly instalments of $1,279 (CA$1,629)

11.5     Loans related to Battery Manufacturing Plant and Innovation Center
Financing Agreement with Investissement Quebec
On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of its battery manufacturing plant and innovation center projects in the Province of Quebec. The IQ Loan provides for financing of up to CA$50,000,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the battery manufacturing plant and innovation center facilities. The IQ Loan will bear interest at a fixed rate equivalent to the cost of funds of Investissement Quebec on the date of the first disbursement thereunder, and will be repayable over a 15-year term beginning on such date. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and research and development activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. The obligations under the IQ Loan are secured by a security interest, hypothec, and lien on substantially all of the Company’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). As at December 31, 2021, no amounts were drawn under the IQ Loan.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
11.5     Loans related to Battery Manufacturing Plant and Innovation Center (continued)

Financing Agreement with Strategic Innovation Fund of the Government of Canada
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of its battery manufacturing plant and innovation center projects in the Province of Quebec (the “SIF Loan”). The SIF Loan provides for financing of up to CA$49,950,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the battery manufacturing plant and innovation center facilities. The SIF Loan is repayable over a 15-year term beginning in 2026. The SIF Loan contains certain affirmative and negative covenants, including covenants relating to Company’s workforce, operations and research and development activities and to the location of its head office in Canada. As at December 31, 2021, no amounts were drawn under the SIF Loan.
12 - TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	December 31, 2021	December 31, 2020
	$	$
Trade accounts	25,504,588	8,193,582
Accrued liabilities payable	7,839,042	1,219,805
Financial liabilities	33,343,630	9,413,387

Allowance for warranties	502,982	381,752
Salaries and vacations payable	4,576,361	1,566,103
Deductions at source	869,935	399,370
Sales taxes payable	636,939	470,113
Deferred revenue	479,718	173,889
Non-financial liabilities	7,065,935	2,991,227
	40,409,565	12,404,614

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

13 - SHARE WARRANT OBLIGATIONS
13.1 Warrants issued to a customer
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group's products or services.
At the election of the Warrantholder, any vested portion of the Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Warrant. The exercise of the Warrant corresponds to $5.66 per share. The Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of the Company.
There was an initial vesting of a portion of the Warrant which is exercisable for 5,302,511 common shares as at December 31, 2021 and 2020. The remaining portion of the Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Group products or services. The Warrant has a term of 8 years. Full vesting of the Warrant requires spending of at least $1.1 billion on Group products or services over the term of the Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of the Group or a termination of the MPA for cause.
The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	December 31, 2021	December 31, 2020

Exercise price ($)	5.66	5.66
Share price ($)	9.94	10.00
Volatility (%)	40%	40%
Risk-free interest rate (%)	1.27%	0.69%
Expected warrant life (years)	6.50	7.50

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

13 - SHARE WARRANT OBLIGATIONS (CONTINUED)
13.1 Warrants issued to a customer (continued)
The Group has recognized the following contract asset and share warrant obligation:

	December 31, 2021	December 31, 2020
	$	$
Contract asset
Beginning Balance	14,327,709	13,427,493
Amortization	(284,625)	–
Foreign currency translation adjustment	70,331	900,216
Ending Balance	14,113,415	14,327,709

Share warrant obligation
Beginning Balance	31,549,033	13,227,703
Fair value adjustment	492,091	16,847,470
Foreign currency translation adjustment	(1,169,680)	1,473,860
Ending Balance	30,871,444	31,549,033
13.2 Warrants issued as part of the business combination transaction
Upon completion of the Transaction on May 6, 2021, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 27,111,741 NGA warrants were converted into 27,111,741 warrants of the Company, 15,972,672 of which are publicly traded and 11,139,069 of which are private. As at December 31, 2021, there were 27,111,623 warrants outstanding of which 15,972,664 are publicly traded and 11,138,959 are private.
Each public warrant entitles the holder to purchase one common share for a price $11.50 per share. The public warrants became exercisable 30 days after the completion of the business combination transaction and will expire five years after the completion of the business combination transaction, or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable, in whole at a price of $0.01 per public warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

13 - SHARE WARRANT OBLIGATIONS (CONTINUED)
13.2 Warrants issued as part of the business combination transaction (continued)
The fair value of the public warrants were determined using their market trading price as follows:

	December 31, 2021	May 6, 2021
Warrant price ($)	2.73	6.00
Each private warrant entitles the holder to purchase one common share for a price of $11.50 per share and became exercisable 30 days following the completion of the business combination transaction and will expire five years after the completion of the business combination transaction. The private warrants are not redeemable by the Company so long as they are held by the NGA Sponsor or its permitted transferees. The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	December 31, 2021	May 6, 2021

Exercise price ($)	11.50	11.50
Share price ($)	9.94	16.17
Volatility (%)	40%	29%
Risk-free interest rate (%)	1.27%	0.91%
Expected warrant life (years)	4.33	5.00
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The Group has recognized the following warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at May 6, 2021	95,836,032	73,616,827	169,452,859
Fair value adjustment	(48,935,404)	(37,352,590)	(86,287,994)
Exercised	—	(442)	(442)
Foreign currency translation adjustment	(3,938,953)	(3,870,980)	(7,809,933)
Balance at December 31, 2021	42,961,675	32,392,815	75,354,490

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

14 - EMPLOYEE BENEFITS EXPENSE
The following table summarizes the employee benefits expense recorded and included in administrative and selling expenses during the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	$	$	$
Wages and salaries (Note 14.1)	24,316,116	6,651,138	4,726,926
Share-based compensation (Note 15)	71,081,047	65,248,941	1,421,973
	95,397,163	71,900,079	6,148,899
14.1 Government assistance
Among the measures designed to alleviate the repercussions of the COVID-19 crisis, in 2020, the Group was eligible for a grant under the Canada Emergency Wage Subsidy program for which the Group applied for and received an amount of $3,680,007 (CA$4,932,324) in subsidies. From the total subsidies, an amount of $2,455,588 (CA$3,291,232) was accounted for as a reduction of the wages and salaries capitalized as part of the development costs and the remaining amount was accounted for as reduction of the related wages and salaries in the consolidated statement of loss.
15 - SHARE-BASED COMPENSATION
15.1 Stock options
The Group has a stock option plan (the "Plan") for its key employees, officers and consultants under which it has authorized the grant of options for the purchase of its common shares for a maximum of 10% of outstanding common shares.
The Board of Directors shall determine the stock option term, which shall be no more than 10 years. Under the terms of the plan, the exercise price of each option cannot be below the fair value of the common shares on the grant date. Unless otherwise determined by the Board of Directors, the options granted under the plan vest within four years, beginning on the first anniversary of the date of granting. The option redemption value is the excess of the fair market value of the shares over the option exercise price, with the fair value of the shares being determined on the basis of the last approved financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

15 - SHARE-BASED COMPENSATION (CONTINUED)
15.1 Stock options (continued)
Change in Method of Settlement
As of May 6, 2021, the cash settlement option in the Company’s stock option plan was removed. As a result, the liability for share-based compensation was re-measured to fair value at May 6, 2021, with changes in fair value recognized in net earnings (loss), and the resulting fair value of $130,276,188 was transferred to contributed surplus within shareholders’ equity (deficiency). The following principal weighted assumptions were used in the Black-Scholes option pricing model to remeasure the share-based compensation liability relating to stock options as at May 6, 2021:

May 6, 2021

Exercise price (CA $)	1.17
Share price (CA $)	19.73
Volatility (%)	40%
Risk-free interest rate (%)	1.40%
Expected option life (years)	7.58
The following table summarizes the outstanding options as at December 31, 2021, 2020 and 2019 and changes during the years then ended:

	2021		2020		2019
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise Price
		CA$		CA$		CA$
Outstanding, beginning of year	10,375,195	1.17	10,605,039	0.93	5,902,399	0.93
Granted	294,854	21.86	412,890	6.90	4,702,640	0.93
Exercised	(1,505,000)	0.93	—	—	—	—
Forfeited	(92,900)	6.90	—	—	—	—
Cancelled	—	—	(642,734)	0.93	—	—
Outstanding, end of year	9,072,149	1.82	10,375,195	1.17	10,605,039	0.93
Exercisable, end of year	5,054,976	1.06	5,220,437	0.93	2,877,418	0.93

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

15 - SHARE-BASED COMPENSATION (CONTINUED)
15.1 Stock options (continued)
The following table summarizes the information relating to stock options outstanding:

	As at December 31, 2021
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	4,792,398	5.94	3,316,799
CA$0.93 (issued in 2019)	3,664,907	7.77	1,634,954
CA$6.90 (issued in 2020)	319,990	8.71	103,223
CA$15.45 (issued in 2021)	26,389	9.65	—
CA$23.02 (issued in 2021)	253,865	9.49	—
CA$13.29 (issued in 2021)	14,600	9.94	—
	9,072,149		5,054,976

	As at December 31, 2020
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	5,312,160	6.86	4,205,458
CA$0.93 (issued in 2019)	4,650,145	8.78	1,014,979
CA$6.90 (issued in 2020)	412,890	9.71	—
	10,375,195		5,220,437

	As at December 31, 2019
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	5,902,399	7.88	2,877,418
CA$0.93 (issued in 2019)	4,702,640	9.08	—
	10,605,039		2,877,418

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

15 - SHARE-BASED COMPENSATION (CONTINUED)
15.1 Stock options (continued)
The following table summarizes the weighted average values for the assumptions used in the Black-Scholes option pricing model for the stock option grants during the year ended December 31, 2021 and the weighted assumptions used in the valuations to remeasure the share-based compensation liability as at December 31, 2020 and 2019:

	2021	2020	2019
Expected dividends per share (CA$)	—	—	—
Exercise price (CA$)	21.86	1.20	0.93
Share price (CA$)	21.86	12.73	0.93
Expected Volatility (%)	40%	40%	50%
Risk-free interest rate (%)	1.16%	0.59%	1.67%
Expected option life (years)	7.50	7.80	8.70
The expected volatility was determined by reference to historical data of comparable companies share prices over the expected life of the stock options.
The following table summarizes share-based compensation liabilities recorded in the consolidated statements of financial position:

	December 31, 2021	December 31, 2020
	$	$
Share-based compensation liability, current	—	35,573,558
Share-based compensation liability, non-current	—	35,126,025
	—	70,699,583
As at December 31, 2020, the weighted average intrinsic value per option was CA$10.51.
Compensation expense related to the stock options was recognized in the consolidated statement of loss for fiscal 2021 in the amount of $70,793,763 (2020 – $65,248,941; 2019 – $1,421,973) of which $56,461,189 (2020 – $55,072,814; 2019 – $1,104,185) is accounted for within administrative expense and $14,332,574 (2020 – $10,176,127; 2019 – $317,788) is accounted for within selling expenses. Compensation expense related to stock options amounting to $56,150,430 increased the fair value of the share-based compensation liability up to May 6, 2021 (before being transferred to contributed surplus on May 6, 2021), and an amount of $14,643,333 was recorded directly in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

15 - SHARE-BASED COMPENSATION (CONTINUED)
15.2 Restricted share units
In June 2021, the Company approved a restricted share unit (“RSU”) plan for officers and other key employees of the Group. A RSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company.

All RSUs vest within a maximum three-year vesting period and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option. RSUs are expected to be settled in common shares purchased on the open market. As at December 31, 2021, none of the outstanding RSUs were vested.

Compensation cost for RSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period.

	2021		2020
	Number of restricted share units	Weighted average exercise price	Number of restricted share units	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of year	—	—	—	—
Granted	36,247	18.59
Outstanding, end of year	36,247	18.59	—	—
Vested, end of year	—	—	—	—
All RSUs have an average remaining contractual life of approximately 2.9 years as at December 31, 2021.
Compensation expense related to the RSUs was recognized in the consolidated statement of loss for fiscal 2021 in the amount of $77,861 of which $47,720 is accounted within administrative expenses and $30,141 is accounted within selling expenses.The corresponding increase is recorded in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

15 - SHARE-BASED COMPENSATION (CONTINUED)
15.3 Deferred share units
In June 2021, the Company approved a deferred share unit (“DSU”) plan for officers and other key employees of the Group. A DSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company.
All DSUs vest on the date of the grant, except otherwise determined by the Board of Directors, and they can be settled in cash based on the Company’s share price on the vesting date, through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option or a combination of both. As at December 31, 2021, all of the outstanding DSUs were vested.

Compensation cost for DSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period.

	2021		2020
	Number of deferred share units	Weighted average exercise Price	Number of deferred share units	Weighted average exercise Price
		CA$		CA$
Outstanding, beginning of year	—	—	—	—
Granted	18,755	14.07
Outstanding, end of year	18,755	14.07	—	—
Vested, end of year	18,755	14.07	—	—
Compensation expense related to the DSUs was recognized in administrative expenses in the statement of consolidated loss for fiscal 2021 in the amount of $209,423 with a corresponding increase in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

16 - CONVERTIBLE DEBT INSTRUMENTS

	March 2020 Convertible Loan	September 2020 Convertible Debenture	Total Convertible Debt Instruments	Conversion Option
	$	$	$	$
Balance at January 1, 2021	3,676,252	15,190,638	18,866,890	1,472,520
Accretion expense	483,050	2,020,047	2,503,097	–
Foreign currency translation adjustment	216,480	844,081	1,060,561	.
Repayment	(4,375,782)	(18,054,766)	(22,430,548)	(1,472,520)
Balance at December 31, 2021	–	–	–	–

	March 2020 Convertible Loan	September 2020 Convertible Debenture	Total Convertible Debt Instruments	Conversion Option
	$	$	$	$
Beginning balance	–	–	–	–
Issuance of March 2020 Convertible Loan	3,741,675	–	3,741,675	–
Conversion option of the March 2020 Convertible Loan	(422,940)	–	(422,940)	422,940
Issuance of September 2020 Convertible Debenture	–	15,340,000	15,340,000	–
Conversion option of the September 2020 Convertible Debenture	–	(1,049,580)	(1,049,580)	1,049,580
Accretion expense	278,725	886,250	1,164,975	–
Less: financing fees	(70,376)	(313,131)	(383,507)	–
Foreign currency translation adjustment	149,168	327,099	476,267	–
Ending balance	3,676,252	15,190,638	18,866,890	1,472,520

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

16 - CONVERTIBLE DEBT INSTRUMENTS (CONTINUED)
March 2020 Convertible Loan
In March 2020, the Company completed a financing through the issuance of an unsecured convertible loan (the “March 2020 Convertible Loan”) to Investissement Quebec in the principal amount of $3,741,675 (CA$5,000,000). The March 2020 Convertible Loan bore interest of 7.5% and had a maturity date of March 3, 2025. An amount of $70,376 (CA$94,043) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the March 2020 Convertible Loan. Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32 – Financial Instruments: Presentation (“IAS 32”), the conversion option was classified as an equity instrument at the issuance date and was not subsequently remeasured. The debt portion of the March 2020 Convertible Loan was recorded at the estimated fair value of $3,318,735 (CA$4,400,000) using an effective interest rate of 10.76% per annum at the time of issuance with the residual value of $422,940 (CA$600,000) recorded as separate component of equity. On May 6, 2021 the Company repaid the March 2020 Convertible Loan in full (including accrued interest).
September 2020 Convertible Debenture
In September 2020, the Company completed a financing through the issuance of an unsecured convertible debenture (the “September 2020 Convertible Debenture”) to Investissement Quebec in the principal amount of $15,340,000 (CA$20,000,000). The September 2020 Convertible Debenture bore interest of 15% and had a maturity date of September 1, 2023. An amount of $313,131 (CA$417,675) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the September 2020 Convertible Debenture. Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32, the conversion option was classified as an equity instrument at the issuance date and is not subsequently remeasured. The debt portion of the September 2020 Convertible Debenture was recorded at the estimated fair value of $14,290,420 (CA$18,600,000) using an effective interest rate of 20.52% per annum at the time of issuance with the residual value of $1,049,580 (CA$1,400,000) recorded as a separate component in equity. On May 6, 2021 the Company repaid the September 2020 Convertible Debenture in full (including accrued interest).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

17 - FINANCE COSTS
Finance costs for the reporting periods consist of the following:

	2021	2020	2019
	$	$	$
Interest on long-term debt	3,042,675	1,978,623	813,538
Interest on lease liabilities	876,321	259,055	44,850
Interest on convertible debt instruments	2,503,097	1,034,927	—
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	125,290	582,018	494,581
Accretion expense on common shares, retractable	2,031,863	4,791,806	2,746,799
Other	(246,769)	20,976	12,707
	8,332,477	8,667,405	4,112,475
18 - INCOME TAXES
The reconciliation of the effective tax rate is as follows:

	2021	2020	2019
	$	$	$
Loss before income taxes	(43,325,320)	(97,351,667)	(3,067,332)
Combined statutory income tax rate in Canada	26.50%	26.50%	26.60%
Expected income tax recovery	(11,481,210)	(25,798,192)	(815,910)
Non-deductible share-based employee remuneration	18,836,477	17,290,969	378,232
Change in fair value of share warrant obligations	(22,735,914)	4,464,840	—
Non-deductible accretion expense	538,444	1,359,632	763,670
Change in unrecognized deferred tax assets	13,867,662	2,755,878	(492,129)
Impact of US tax rate applicable to the subsidiary	223,297	25,754	34,128
Non-deductible expenses	818,490	43,810	135,707
Other	(67,246)	(142,691)	302
	—	—	4,000

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

18 - INCOME TAXES (CONTINUED)

The components of deferred income tax assets and (liabilities) are as follows:

	December 31, 2021	December 31, 2020
	$	$
Property, plant and equipment	(472,000)	(1,007,000)
Right-of-use assets	(12,443,000)	(1,973,000)
Intangible assets	(19,761,000)	(10,190,000)
Balance of purchase price related to the acquisition of the dealership rights	577,000	557,000
Lease liabilities	12,719,000	2,032,000
Non-capital losses carry-forward	15,674,000	5,641,000
Research and development expenditures carry-forward	874,000	4,682,000
Deferred financing cost	(182,000)	—
Financing fees and other	3,014,000	258,000
	—	—

The Group has unused research and development expenditures carry-forward for which deferred tax assets have not been recognized amounting to $57,051,000 ($12,286,000 as at December 31, 2020). Research and development expenditures can be carried forward indefinitely. In addition, the Group also has access to federal non-refundable investment tax credits in the amount of $9,074,000 ($4,827,000 as at December 31, 2020) expiring between 2037 and 2041. For the years ended December 31, 2021 and 2020, deferred tax assets were recognized on all unused losses available.

The Group also has, through its subsidiaries in the United States of America, unused tax losses carried forward amounting to $15,416,000 ($6,382,000 as at December 31, 2020) for which no deferred tax asset has been recognized. These losses can be carried forward indefinitely.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

19 - EARNINGS PER SHARE

	2021	2020	2019
	$	$	$
Net loss	(43,325,320)	(97,351,667)	(3,071,332)
Basic weighted average number of common shares outstanding	162,245,092	110,551,314	106,386,720
Basic loss per share	(0.27)	(0.88)	(0.03)

Basic weighted average number of common shares outstanding	162,245,092	110,551,314	106,386,720
Plus dilutive impact of stock options, RSUs, DSUs, and warrants	—	—	—
Diluted weighted average number of common shares outstanding	162,245,092	110,551,314	106,386,720
Diluted loss per share	(0.27)	(0.88)	(0.03)
Excluded from the above calculations for the years ended December 31, 2021, 2020 and 2019 are all outstanding stock options, share warrant obligations, RSUs, and DSUs, (conversion options on convertible debentures for the year ended December 31, 2020) which are deemed to be anti-dilutive as they would have the effect of decreasing the loss per share.

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE
The net changes in non-cash working capital items are detailed as follows:

	2021	2020	2019
	$	$	$
Inventories	(78,629,302)	(24,531,634)	(2,425,104)
Accounts receivable	(17,359,223)	(1,135,798)	(8,898,565)
Prepaid expenses	(4,407,403)	(756,600)	(152,908)
Trade and other payables (1)	17,245,077	5,508,396	1,365,888
	(83,150,851)	(20,915,636)	(10,110,689)
(1)Includes $554,310 of payables related to the acquisition of intangible assets and $8,797,575 related to the acquisition of property, plant and equipment for the year ended December 31, 2021.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)
The changes in the Group’s liabilities arising from financing activities can be classified as follows (see Note 16 for convertible debt instruments and Note 22 for common shares, retractable):

	Credit facilities	Loan on research and development tax credits and subsidies receivable	Long-term debt	Lease liabilities	Total
	$	$	$	$	$
Balance at January 1, 2021	18,209,335	10,433,572	26,817,815	7,719,108	63,179,830
Cash flows :
Repayment	(19,188,863)	(2,829,254)	(41,611,760)	(2,969,809)	(66,599,686)
Proceeds	—	2,934,384	15,775,473	—	18,709,857
Non-cash :
Accretion (revaluation) expense	—	—	125,290	876,321	1,001,611
Borrowings costs, capitalized within intangible assets	—	—	2,516	117	2,633
Non-monetary additions	—	—	—	56,575,021	56,575,021
Unrealized foreign exchange gain	—	—	(16,732)	(42,772)	(59,504)
Foreign currency translation adjustment	979,528	25,888	1,420,478	51,331	2,477,225
Balance at December 31, 2021	—	10,564,590	2,513,080	62,209,317	75,286,987

Balance at January 1, 2020	10,345,924	3,564,637	11,783,882	6,669,787	32,364,230
Cash flows :
Repayment	—	(3,242,248)	(1,659,855)	(1,605,082)	(6,507,185)
Proceeds	7,272,073	9,699,300	15,021,339	—	31,992,712
Non-cash :
Accretion expense	—	—	582,018	259,055	841,073
Borrowings costs, capitalized within intangible assets	—	—	41,161	18,320	59,481
Non-monetary additions	—	—	61,106	2,196,962	2,258,068
Unrealized foreign exchange loss	—	—	7,893	—	7,893
Foreign currency translation adjustment	591,338	411,883	980,271	180,066	2,163,558
Balance at December 31, 2020	18,209,335	10,433,572	26,817,815	7,719,108	63,179,830

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)

	Credit facilities	Loan on research and development tax credits and subsidies receivable	Long-term debt	Lease liabilities	Total
	$	$	$	$	$
Balance at January 1, 2019	3,738,300	2,319,945	504,641	981,330	7,544,216
Cash flows :
Repayment		(2,385,259)	(1,517,192)	(671,548)	(4,573,999)
Proceeds	6,283,827	3,489,336	7,572,316	—	17,345,479
Non-cash :
Accretion expense	—	—	538,973	44,850	583,823
Borrowings costs, capitalized within intangible assets	—	—	82,112	7,431	89,543
Non-monetary additions	—	—	4,521,723	6,139,201	10,660,924
Unrealized foreign exchange gain	—	—	(145,872)	—	(145,872)
Foreign currency translation adjustment	323,797	140,615	227,181	168,523	860,116
Balance at December 31, 2019	10,345,924	3,564,637	11,783,882	6,669,787	32,364,230

21- RELATED PARTY TRANSACTIONS
21.1 Transactions with key management personnel
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. Key management personnel remuneration includes the following expenses:

	2021	2020	2019
	$	$	$
Salaries including bonuses	2,137,182	650,950	477,916
Share-based payments	47,956,085	62,190,367	999,616
Total remuneration	50,093,267	62,841,317	1,477,532

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

21- RELATED PARTY TRANSACTIONS (CONTINUED)
21.2 Transactions with a shareholder's company exercising significant influence

	2021	2020	2019
	$	$	$
Management Fees	—	—	22,609
Management fees were paid to a shareholder's company exercising significant influence at the time for services rendered to the Group during the year ended December 31, 2019. Such services ended during the second half of 2019.
These transactions are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Unless otherwise stated, none of these transactions included special terms or conditions. No guarantees were given. Management fees are recorded within administration expenses.
22. SHARE CAPITAL
22.1 Authorized
The authorized share capital is as follows:
–Unlimited number of common shares, bearing one voting right per share, participating, without par value.
–Unlimited number of preferred shares, issuable in one or more series.
The authorized share capital was modified effective May 6,2021 by creating an unlimited number of preferred shares, issuable in one or more series.
22.2 Issued
All issued and outstanding common shares are fully paid.
During the year ended December 31, 2019, the Group issued 10,712,158 common shares for cash. A portion of these issued shares, representing 1,499,571 common shares, was presented in liabilities with common shares, retractable since the shareholder may require redemption (Note 22.3).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

22. SHARE CAPITAL (CONTINUED)
22.3 Common shares, retractable
At the closing of the Transaction, the repurchase (put) rights of the common shares, retractable were reclassified from non-current liabilities to equity, as the repurchase (put) rights no longer exist at closing of the Transaction (Note 4).
The following table summarizes the common shares, retractable as at December 31, 2021, 2020 and 2019 and changes during the years then ended:

	December 31, 2021		December 31, 2020		December 31, 2019
	Number	$	Number	$	Number	$
Common shares, retractable
Balance, beginning of the year	17,994,857	25,855,509	17,994,857	20,050,896	16,709,530	14,936,455
Shares issued and fully paid	—	—	—	—	1,499,571	1,054,999
Shares redeemed	—	—	—	—	(214,244)	12,538
Reclass to equity	(17,994,857)	(29,072,804)	—	—	—	—
Accretion expense	—	2,031,863	—	5,130,685	—	3,202,831
Foreign currency translation adjustment	—	1,185,432	—	673,928	—	844,073
Balance, end of year	—	—	17,994,857	25,855,509	17,994,857	20,050,896
Under the terms of the Company’s unanimous shareholders agreement in effect until May 6, 2021, a shareholder holding retractable common shares had the right, subject to the terms and conditions contained in the unanimous shareholders’ agreement (including that not all of the shares held by such shareholder have been sold to another shareholder holding a call right with respect to such shares), to require that the Company repurchase all of these shares on June 15, 2022 at a price per share based on EBITDA calculated using the audited December 31, 2021 consolidated financial statements, multiplied by 10, less net debt (based on the audited December 31, 2021 consolidated financial statements) then divided by the number of outstanding shares on the transaction date.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

22. SHARE CAPITAL (CONTINUED)
22.3 Common shares, retractable (continued)
During the year ended December 31, 2019, a shareholder who held 214,244 common shares exercised his right, under the unanimous shareholders’ agreement, to require that the Company repurchase his shares, for a total purchase price of $150,020, in cash.
Common shares that were subject to a repurchase (put) right in favor of shareholders were classified as a financial liability until May 6, 2021. The financial liability was initially measured at fair value.
At each reporting period, the liability was measured at amortized cost, until May 6, 2021. An accretion expense amounting to $2,031,863 was recorded in the consolidated loss for the year ended December 31, 2021. A $4,791,806 accretion expense was recorded in consolidated loss for the year ended December 31, 2020 ($2,746,799 in 2019) and $338,879 was capitalized as intangible assets ($456,032 in 2019).

23 - ENTITY-WIDE DISCLOSURES
The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
The Group's revenue from external customers are divided into the following geographical areas:

	2021	2020	2019
Revenue from External Customers	$	$	$
Canada	37,484,524	11,594,344	11,732,218
United States	20,225,680	11,828,279	19,130,258
	57,710,204	23,422,623	30,862,476
During the year ended December 31, 2021, 10.1% of the Group's revenue depended on one customer (December 31, 2020: three customers, 16.4%, 13.4%, and 10.7% respectively, and December 31, 2019: one customer, 10.15%).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

23 - ENTITY-WIDE DISCLOSURES (CONTINUED)
The Group’s non-current assets are allocated to geographic areas as follows:

	December 31, 2021
	Canada	United States	Total
	$	$	$
Property, plant and equipment	18,035,651	14,632,507	32,668,158
Right-of-use assets	7,446,976	53,455,386	60,902,362
Intangible assets	76,127,010	5,772,820	81,899,830
Contract asset	14,113,415	—	14,113,415
	115,723,052	73,860,713	189,583,765

	December 31, 2020
	Canada	United States	Total
	$	$	$
Property, plant and equipment	5,050,367	396,440	5,446,807
Right-of-use assets	5,586,207	1,912,517	7,498,724
Intangible assets	36,615,165	5,475,678	42,090,843
Contract asset	14,327,709	—	14,327,709
	61,579,448	7,784,635	69,364,083
Geographical areas are determined according to where the sales take place and according to the location of the long-term assets.
24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT
24.1 Financial risk management objectives and policies
Based on the Group's activities and as a result of holding financial instruments, the group is exposed to various financial risks. The main types of risks are market risk, credit risk and liquidity risk.
The Group’s financial assets and liabilities by category are summarized in Note 10.
The Group’s risk management is coordinated at its headquarters, in close cooperation with the Board of Directors, and focuses on actively securing the Group’s short to medium-term cash flows by minimizing the exposure to financial markets.
The Group does not actively engage in the trading of financial assets for speculative purposes nor does it write options. The most significant financial risks to which the Group is exposed are described below.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.2 Market risk
The Group's financial instruments expose it to market risks, in particular, currency risk and interest rate risk, resulting from its operating, investing and financing activities:
Foreign currency
The majority of the Group's transactions are in Canadian dollars. Currency risk results from the Group's sales denominated in foreign currency which are primarily in US dollars and purchases which are in US dollars and Euro. The Group is exposed to currency risk due to cash, trade and other receivables, credit facilities and trade and other payables denominated in foreign currencies.
Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management, in US dollars:

	December 31, 2021		December 31, 2020
	Assets	Liabilities	Assets	Liabilities
	$	$	$	$
Bank overdraft	—	—	—	48,880
Trade receivables	10,338,493	—	4,497,469	—
Incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable	—	—	2,860,000	—
Credit facilities	—	—	—	5,842,320
Trade and other payables	—	6,813,836	—	1,079,926
Long term debt - balance of purchase price payable related to the acquisition of dealership rights	—	2,392,734	—	2,882,361
	10,338,493	9,206,570	7,357,469	9,853,487
The impact on comprehensive loss and shareholder's equity of a 10% increase or decrease in foreign currencies on the Group’s financial instruments based on balances at December 31, 2021 would be approximately $120,000 ($250,000 as at December 31, 2020).
Interest rate sensitivity
The Group is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates. Some long-term debts bear interest at a fixed rate and the Group is, therefore, exposed to the risk of changes in fair value resulting from interest rate fluctuations.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.2 Market risk (continued)
Interest rate sensitivity (continued)
The credit facilities, loans on research and development tax credits and subsidies receivable and the term loan bear interest at variable rates and the Group is, therefore, exposed to the cash flow risks resulting from interest rate fluctuations. The Group analyzes its cash flow exposure and interest fluctuations on an ongoing basis.
Based on balances as at December 31, 2021, sensitivity to a plus or minus 1% change in interest rates would affect the profit or loss and equity by $131,000 (approximately $552,000 as at December 31, 2020).
24.3 Credit risk analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, for example by granting receivables to customers. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position.
The Group continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. The Group’s policy is to deal only with creditworthy counterparties.
The Group’s management considers that all the financial assets that are not impaired or past due for each of the reporting dates presented are of good credit quality. The Group had never experienced credit losses. Consequently, credit risk is not considered material.
24.4 Liquidity risk analysis
In the normal course of business, the Group enters into contractual obligations that will require the Group to disburse cash over future periods. Liquidity risk is that the Group might be unable to meet its contractual obligations.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.4 Liquidity risk analysis (continued)
The Group’s liquidity and operating results may be adversely affected if the Group’s access to the equity market is hindered, whether as a result of a downturn in the economic conditions generally or related to matters specific to the Group. Over the years, the Group generated cash flows from its financing activities and from its sales. The Group mitigates liquidity risk through the implementation of its capital management policy by managing its capital expenditures, forecast, budget and operational cash flows, and by maintaining adequate lines of credit, if needed.
All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, which are included in the table of contractual obligations below.
The following tables set forth the maturity of our contractual obligations (including interest payments where applicable) as at December 31, 2021 and as at December 31, 2020:

	December 31, 2021
	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
	$	$	$	$	$	$
Loans on research and development tax credits and subsidies receivable(1)	10,564,590	10,564,590	10,564,590	—	—	—
Trade and other payables	33,343,630	33,343,630	33,343,630	—	—	—
Dealership rights	2,392,734	2,392,734	2,392,734	—	—	—
Long-term debt	120,346	123,098	59,266	63,832	—	—
Purchase and other obligations	–	91,585,031	91,585,031	—	—	—
Lease obligations	62,209,317	87,389,875	7,953,283	16,046,201	12,345,355	51,045,036
Total contractual obligations	108,630,617	225,398,958	145,898,534	16,110,033	12,345,355	51,045,036
(1) Represents the amount outstanding under the loans governed by the Finalta Loan Agreement (Note 11.2)

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.4 Liquidity risk analysis (continued)

	December 31, 2020
	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
	$	$	$			$
Bank overdraft	91,076	91,076	91,076	—	—	—
Credit facilities	18,209,335	18,209,335	18,209,335	—	—	—
Loans on research and development tax credits and subsidies receivable	10,433,572	10,433,572	10,433,572	—	—	—
Trade and other payables	9,413,387	9,413,387	9,413,387	—	—	—
Long-term debt	26,817,815	27,141,693	27,019,000	104,647	18,046	—
Convertible debt instruments	18,866,890	30,828,063	—	25,244,960	5,583,103	—
Common shares, retractable	25,855,509	25,855,509	—	25,855,509	—	—
Lease obligations	7,719,108	8,437,469	1,814,635	3,611,369	2,784,335	227,130
Total	117,406,692	130,410,104	66,981,005	54,816,485	8,385,484	227,130
24.5 Capital management

The Group’s capital management objectives are to:

•Ensure the Group’s ability to continue as a going concern;
•Provide an adequate return to shareholders;
~~•~~Maintain an optimal capital structure which allows financing options to the Group to complete its projects.
The Group's capital comprises total shareholders' equity, cash/bank overdraft, credit facilities, long-term debt, convertible debt instruments and common shares retractable, as presented on the face of the consolidated statement of financial position.
As part of the management of its capital structure, the Group factors in the economic value of the stock option and restricted share units (Note 15).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.5 Capital management (continued)
The Group sets the amount of capital in proportion to its overall financing structure, i.e. equity and financial liabilities. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, repurchase shares or sell assets to reduce debt.
The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Group’s management team to sustain the future development of the business.
The amounts managed as capital by the Group for the reporting periods under review are summarized as follows:

	December 31, 2021	December 31, 2020
	$	$
Bank overdraft	—	91,076
Credit facilities	—	18,209,335
Long-term debt	2,513,080	26,817,815
Convertible debt instruments	–	18,866,890
Common shares, retractable	–	25,855,509
Less: Cash	241,702,030	—
Total net indebtedness	(239,188,950)	89,840,625

Shareholders' equity (deficiency)	368,681,834	(95,625,929)
Warrants issued as part of the business combination transaction	75,354,490	—
Total net indebtedness	(239,188,950)	89,840,625
Total capitalization	204,847,374	(5,785,304)

Total net indebtedness to total capitalization ratio	(117)%	(1553)%
As at December 31, 2021, the Company was in compliance with all of its obligations under the terms of its banking agreements (Note 11).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.5 Capital management (continued)
Management reviews its capital management approach on an ongoing basis and believes that this approach is appropriate given the relative size of the Group. There were no changes in the Company’s approach to capital management during the years ended December 31, 2021 and 2020.
25 - COVID-19
In March 2020, the decree of a COVID-19 state of pandemic and the numerous measures put in place by the federal, provincial and municipal governments to protect the public, which had impacts on the Group’s operations. This state of pandemic could cause significant changes to the assets or liabilities and / or have a significant impact on future operations.
There continues to be significant uncertainty surrounding the COVID-19 pandemic. The COVID-19 pandemic significantly negatively impacted the global economy in 2020 and 2021 and may continue to do so in the future. Global conditions that originated during the pandemic continue to persist and may have a long-lasting adverse impact on Lion's business and its industry. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants, infection and vaccination rates, and governmental regulations and measures that continue to fluctuate, the full extent to which COVID-19 (including as a result of the currently prevalent variants and the potential emergence of other variants of the virus in the future) impacts Lion’s business or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict. Accordingly, as of the date of these consolidated financial statements, management continues to closely monitor the evolving situation.